

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2024

Christina Van Tassell
Chief Financial Officer
John Wiley & Sons, Inc.
111 River Street
Hoboken New Jersey 07030

> **Re: John Wiley & Sons, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2023**
> **File No. 001-11507**

Dear Christina Van Tassell:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing